MEMORANDUM OF LAW
                                 IN RESPONSE TO
                     THE MOTION OF SOUTH JERSEY GAS COMPANY


     For the reasons set forth below, Conectiv, Inc. asks the Commission to deny the Motion for a Formal Hearing and for Leave to File Supplemental Comments at a Later Time submitted by South Jersey Gas Company ("South Jersey") on October 27, 1997, and supplemented by Letter Brief on November 3, 1997 (collectively, the "Motion" or the "South Jersey Motion").

     The sole issue presented by the Motion, whether Conectiv can acquire the gas properties of Delmarva Power & Light Company, is well-settled in favor of the continued operation of those properties by Delmarva as a subsidiary of a registered holding company. As explained more fully in the Conectiv application, the retail gas operations at issue in this matter amply satisfy the standards of
Section 10(c)(1) and, by reference, the "A-B-C" clauses of Section 11(b)(1), as interpreted by this Commission and the courts. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (the "New Century Energies order").

     Briefly stated, Section 11(b)(1) permits a registered holding company system to own more than one integrated public-utility system if certain conditions are met, namely:

                  (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

                  (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

                  (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

The intervenor  concedes that the  requirements  of clauses B and C are met but
argues  that  the   standards  of  clause  A  have   not  been  satisfied.   In
particular, South Jersey alleges that Conectiv has failed to demonstrate by clear and convincing evidence: first, that divestiture would result in "serious impairment" of the gas properties and second, that competition in the Delmarva service territory is so robust as to overcome the assumption that a combination of gas and electric operations is disadvantageous to the gas operations.

     With respect to the intervenor's first point, the record clearly establishes that there would be a substantial loss of economies if the gas operations were divested. Historically, as a "guide" to determining whether lost economies are "substantial" under Section 11(b)(1)(A), under its previous narrow interpretation of this section, the Commission has given consideration to four ratios which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has recently noted that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." See New Century Energies, citing Engineers Public Service Co., 12 S.E.C. 41, 59 (1942).

     As explained more fully in the application at pages 55-56, the losses in the instant matter, both in absolute and relative terms, exceed those accepted by the Commission in New Century Energies and the Engineers decision. Divestiture of the Delmarva gas operations would result in lost economies of $14,728,000 for the stand-alone company. These lost economies compare with Delmarva's gas operating revenues of $104,687,000, gas operating revenue deductions of $84,628,000, gas gross income of $20,059,000 and gas net income of $13,910,000. On a percentage basis, the lost economies would represent 14.07% of gas operating revenue, 17.40% of gas operating revenue deductions, 73.42% of gross gas income and 105.88% of net gas income. Indeed, the percent loss in net gas income alone would exceed the 30% loss that the Commission has described as the highest loss of net income in any past divestiture order.1

     To recover these lost economies, the gas operations would have to increase revenue from rates by $15,493,000 or 14.80%. Such an increase would have a direct and immediate negative impact on the rates charged to consumers for gas services. As the Commission recognized in the New Century Energies order, in today's energy markets, "the separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs." Emphasis added.

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1      New England  Electric System,  41 S.E.C. 888 (1964),  aff'd, 384 U.S. 176
       (1966) and 390 U.S. 207 (1968).



     With respect to the intervenor's second point, in New Century Energies, the Commission reexamined the factual underpinning of the decision of the United States Supreme Court in SEC v. New England Electric System, 390 U.S. 207 (1968) (the "NEES decision"):

             In the 1960s, when the NEES case was decided, utilities were primarily franchised monopolies with captive ratepayers, and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed beneficial to energy consumers. The fact that other gas utilities of comparable size could operate successfully on an independent basis was evidence that a gas system could also operate on its own, a desirable result, without a substantial loss of economies. The empirical basis for these assumptions, however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative benefits, but rather may be compounded by a loss of such benefits, as the Commission finds in this matter.
             Emphasis added.

The decision in New Century Energies was  not predicated  on the introduction of
retail  wheeling in the affected  jurisdictions.   Indeed, the record is silent
on that point. Rather, the Commission was speaking to the larger issue of competition in the energy markets generally. Such competition can include wholesale competition, intra-fuels competition and the move by many large industrial customers to self-generation, in addition to retail competition. The significance of such competition is that it addresses the concern of the NEES court that a registered holding company with both gas and electric utility operations might be tempted to favor one technology over another to the detriment of utility consumers. In New Century Energies, the Commission noted that it is appropriate to revisit its interpretation of the Act "in light of these changed and changing circumstances." See also Union Electric Co., 45 S.E.C. 489, 509-10 (1974), aff'd sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975) (noting that the issue of retention of combination systems must be resolved "in a way that makes economic and social sense in the light of contemporary realities"), and Municipal Electric Association of Massachusetts v. SEC, 413 F.2d 1052, 1059 (D.C. Cir. 1969) ("That a . . .
development of . . . importance and probable impact . . . was not foreseen when the Act was written should not justify a static historical reading of its provisions").


     In the instant case, as in New Century Energies, the gas properties have long been under common control with Delmarva's electric operations. Ownership of these properties by Conectiv will not alter the status quo with respect to the utility operations. Further, the relevant state commission has already approved the proposed Mergers. Thus, in this matter, as in New Century Energies, the Commission should find, in light of the increased expenses, and the potential loss of competitive advantages that could result from separation from the electric system, that the requirements of clause A are satisfied.

     Accordingly, for the reasons set forth herein and in the Application-Declaration, as amended, Conectiv requests that the Commission deny the South Jersey Motion, and issue an order approving proposed transaction no later than December 31, 1997.